Commission File Number 001-31914
EXHIBIT 99.1

CHINA LIFE INSURANCE COMPANY LIMITED
(A joint stock limited company incorporated in the People’s Republic of China with limited liability)
(the “Company”)
(Stock Code: 2628)
ANNOUNCEMENT OF THE APPROVAL OF ISSUE OF
SUBORDINATED TERM DEBTS
Reference is made to the circular of China Life Insurance Company Limited (the “Company”) dated 26 August 2011 and the announcement of the Company dated 14 October 2011. At the first extraordinary general meeting 2011 held on 14 October 2011, the resolution in relation to the issue of subordinated term debts with an aggregate amount of not exceeding RMB30 billion was duly considered and approved.
The Company has recently received the approval from the China Insurance Regulatory Commission entitled “The Approval Concerning the Issue of Subordinated Term Debts by China Life Insurance Company Limited” , pursuant to which the Company was approved to issue subordinated term debts, the maturity terms of which are 10 years and 15 years, with an aggregate amount of not exceeding RMB30 billion. The issue of subordinated term debts shall be completed within 6 months from the date of the approval.
With regard to the issue of subordinated term debts, the Company will perform its information disclosure obligation in accordance with relevant regulatory requirements.

By Order of the Board of
China Life Insurance Company Limited
Heng Kwoo Seng
Company Secretary
Hong Kong, 24 October 2011
As at the date of this announcement, the Board comprises:

Executive Directors:	Yuan Li, Wan Feng, Lin Dairen, Liu Yingqi
Non-executive Directors:	Miao Jianmin, Shi Guoqing, Zhuang Zuojin
Independent Non-executive Directors:	Ma Yongwei, Sun Changji, Bruce Douglas Moore, Anthony Francis Neoh